                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                         Commission file number: 0-23198

                              INTERIM SERVICES INC.
                              401(k) Benefit Plan

             2050 SPECTRUM BOULEVARD, FORT LAUDERDALE, FLORIDA 33309
               (Address of principal executive offices) (Zip code)

                                 (954) 938-7600
              (Registrant's telephone number, including area code)


(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the Interim Services Inc. 401(k) Benefit Plan as required by Form 11-K, together with the report thereon of Deloitte & Touche LLP independent certified public accountants, dated June 16, 2000.


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INTERIM SERVICES INC.
401(k) BENEFIT PLAN

TABLE OF CONTENTS
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
                                                                                   PAGE
INDEPENDENT AUDITORS' REPORT                                                          1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998
  AND FOR THE YEARS THEN ENDED:

     Statements of Net Assets Available for Benefits                                  2

     Statements of Changes in Net Assets Available for Benefits                       3

     Notes to Financial Statements                                                  4 - 6

SIGNATURES                                                                            7

EXHIBIT INDEX                                                                         8

INDEPENDENT AUDITORS' REPORT

Administrative Committee
Interim Services Inc.
  401(k) Benefit Plan
Fort Lauderdale, Florida:

We have audited the accompanying statements of net assets available for benefits of Interim Services Inc. 401(k) Benefit Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Certified Public Accountants

Ft. Lauderdale, Florida
June 16, 2000

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INTERIM SERVICES INC.
401(k) BENEFIT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998

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ASSETS                                                                           1999             1998
INVESTMENTS, AT FAIR VALUE:

     SHARES OF REGISTERED INVESTMENT COMPANIES:


     T. Rowe Price Stable Value Fund (16,928,649 shares)                    $ 16,928,649      $  5,221,392

     T. Rowe Price International Stock Fund (295,971 shares)                   5,632,325         1,552,991

     T. Rowe Price Spectrum Income Fund (183,276 shares)                       1,962,881         2,025,377

     T. Rowe Price Dividend Growth Fund (562,190 shares)                      11,361,863        12,990,442

     T. Rowe Price Personal Strategy Income Fund (95,548 shares)               1,244,996         1,036,991

     T. Rowe Price Personal Strategy Balanced Fund (558,412 shares)            9,068,604         5,773,383

     T. Rowe Price Personal Strategy Growth Fund (917,605 shares)             17,874,942         2,935,070

     T. Rowe Price Mid-Cap Growth Fund (374,162 shares)                       15,015,126         5,383,136

     T. Rowe Price Small-Cap Stock Fund (71,579 shares)                        1,631,993            94,430

     T. Rowe Price Equity Index Trust (262,649 shares)                        10,119,865           545,824

     T. Rowe Price TradeLink Plus (70,878 shares)                                 70,878              --
                                                                            ------------      ------------

          Total registered investment company stocks                          90,912,122        37,559,036

INTERIM SERVICES INC. COMMON STOCK (674,258 shares)                           16,687,876         2,682,256

PARTICIPANT LOANS RECEIVABLE                                                   1,031,067           959,014
                                                                            ------------      ------------

          Total investments                                                  108,631,065        41,200,306
                                                                            ------------      ------------

CONTRIBUTIONS RECEIVABLE:
     Employer                                                                  1,344,602           972,452
     Participant                                                               1,058,593           211,773
                                                                            ------------      ------------

          Total contributions receivable                                       2,403,195         1,184,225

UNINVESTED CASH                                                                    8,000             2,068
                                                                            ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS                                           $111,042,260      $ 42,386,599
                                                                            ============      ============

See accompanying notes to financial statements.

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INTERIM SERVICES INC.
401(k) BENEFIT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998

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                                                                                 1999             1998
ADDITIONS:
     Net appreciation in fair value of investments                          $  5,969,036       $  2,680,971
     Dividend income                                                           3,392,909          1,462,924
     Interest income                                                              74,444             72,470
     Employee contributions                                                   10,629,591          9,767,579
     Employer contributions                                                    2,734,040          2,502,488
     Employee rollovers                                                        1,480,207            102,716
     Transfer in from merged plan                                             51,242,544               --
                                                                            ------------       ------------

          Total additions                                                     75,522,771         16,589,148
                                                                            ------------       ------------

DEDUCTIONS:
     Distributions to plan participants                                       (6,737,187)        (4,821,858)
     Administrative expenses                                                    (129,923)           (99,272)
                                                                            ------------       ------------

          Total deductions                                                    (6,867,110)        (4,921,130)
                                                                            ------------       ------------

NET INCREASE                                                                  68,655,661         11,668,018

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                           42,386,599         30,718,581
                                                                            ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                               $111,042,260       $ 42,386,599
                                                                            ============       ============

See accompanying notes to financial statements.

INTERIM SERVICES INC.
401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The Plan is a defined contribution plan sponsored by Interim Services Inc. ("Interim" or "Plan Sponsor"). Non-highly compensated employees are eligible for participation under the Plan after completing 90 days of service. Employees' contributions (made on a pre-tax basis, equal to not less than 1 percent nor more than 15 percent of an employee's compensation) and actual earnings thereon are fully vested and nonforfeitable. Employer contributions (at present equal to 25 percent, with the possibility of an additional discretionary match, up to 25 percent paid upon approval by the Board of Directors, of the sum of an employee's contribution on the first 6 percent for the plan year) vest on a graduated scale from 1 to 5 years of service and become 100% vested at the end of five years or upon death, permanent disability or retirement at age 65. Plan earnings are allocated to individual accounts based on the participant's beginning balance as a percentage of the Plan's total beginning balance. Loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance.

     Plan participants who leave Interim as a result of termination, retirement or permanent disability may elect to receive their entire vested account in a lump-sum, a rollover into another qualified plan, or if the balance exceeds $5,000, the participant may retain their vested balance in the Plan. Contributions will remain in the Plan and continue to earn interest based on the investment fund of the participant's choice until their entitlement is withdrawn or rolled over into another qualified plan. Participants of certain plans, which were merged into the Plan on April 1, 1997, may receive annuity payouts.

     Although Interim has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA. In the event that the Plan should be terminated, all Plan assets shall be allocated to the participants as described in the full text of the Plan. Administrative expenses are charged to Plan participant accounts. The Plan Sponsor directly pays certain audit and legal expenses for the Plan.

     As described in Note 3, on December 1, 1999, the Norrell Corporation 401(k) Retirement Savings Plan was merged into the Plan.

     The following investment funds represent the available options which the participants may elect to use:

          T. ROWE PRICE STABLE VALUE FUND - A current income fund investing in guaranteed investment contracts, by insurance companies, bank investment contracts, and synthetic investment contracts.

          T. ROWE PRICE INTERNATIONAL STOCK FUND - A long-term growth fund investing primarily in the common stocks of established, non-U.S. companies.

          T. ROWE PRICE SPECTRUM INCOME FUND - An income fund primarily investing in domestic bond funds and also in two foreign bond funds, but it may allocate up to 25% of assets to a stock fund.

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          T. ROWE PRICE DIVIDEND GROWTH FUND - A long-term growth fund investing primarily in dividend-paying common stocks that have favorable prospects for increasing dividends.

          T. ROWE PRICE PERSONAL STRATEGY FUNDS - Growth and income funds investing in a mix of stocks, bonds, and money market securities depending on the overall emphasis towards growth or income.

          T. ROWE PRICE MID-CAP GROWTH FUND - A long-term capital growth fund investing primarily in common stocks of medium-sized (mid-cap) growth companies.

          T. ROWE PRICE SMALL-CAP STOCK FUND - A long-term capital growth fund investing primarily in stocks of small to medium-sized companies.

          T. ROWE PRICE EQUITY INDEX TRUST - A growth fund investing in all 500 stocks the S&P Index comprises in proportion to their respective weighting in the Index.

          T. ROWE PRICE TRADELINK PLUS - Funds are invested in the common stock of the participant's choice. To utilize this investment option, a participant must have a minimum vested balance of $10,000 and can invest only 50% of their total vested balance in this manner. Any transaction costs to purchase or sell shares under this investment option are paid from the participant's vested account balance.

          INTERIM SERVICES INC. COMMON STOCK - Funds are invested in common stock of Interim Services Inc.

     Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Plan have been prepared on the accrual basis of accounting.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

     INVESTMENTS - Investments are stated at fair value, determined using quoted market prices. Net appreciation or depreciation in fair value of investments is determined by using the beginning of the year values or purchase price if acquired during the year. Participant loans receivable bear a prime interest rate and are collectible over a period not to exceed five years.

     FORFEITED ACCOUNTS - For the years ended December 31, 1999 and 1998, forfeitures on nonvested accounts totaled $4,714 and $183,641, respectively. Forfeitures are retained in the Plan to be used to offset future employer contributions.

     DISCLOSURE REGARDING FINANCIAL INSTRUMENTS - Investments are stated at fair value, determined using quoted market prices. The carrying amount of participant loans approximate fair value because the interest rates on these instruments change with market interest rates.

     NEW ACCOUNTING PRONOUNCEMENTS - In June 1999, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for financial statements for fiscal years beginning after July 1, 2000. The Plan Sponsor has not determined what effects, if any, the adoption of SFAS No. 133 will have on the Plan's financial statements.

3.   PLAN MERGER

     Effective December 1, 1999, the Norrell Corporation 401(k) Retirement Savings Plan (the "Norrell Plan") was merged into the Plan. With this merger, the existing funds in the Norrell Plan (CIGNA Guaranteed Long-Term Fund, Fidelity Asset Manager Fund, Fidelity Advisor Growth Opportunity Fund, American 20th Century Ultra Fund, Warburg International Equity Fund, Lazard Small Cap Fund, and the Vanguard Index 500 Fund) were liquidated, and the participants' balances in those funds were allocated to existing funds in the Plan based on common levels of risk. Assets merged into the Plan have been recorded as additions in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 1999.

4.   PLAN COMMITTEES AND TRUSTEE

     The Plan provides for selection of an Administrative Committee, a Plan Administrator and a Trustee by the Board of Directors of Interim. The Administrative Committee is responsible for the general administration of the Plan, the interpretation of its provisions and is responsible for the reporting and disclosure requirements under ERISA. Effective September 1, 1998, T. Rowe Price was established as Trustee of the Plan and as the Plan's Administrator.

5.   PLAN TAX STATUS

     The Plan intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated July 23, 1996. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   FUND INFORMATION

     In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3 ("SOP 99-3"), Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters, which, upon adoption, eliminates the requirement to disclose information about significant components of the changes in net assets for each participant-directed investment fund option. The Plan retroactively adopted SOP 99-3 on January 1, 1999.

                                   * * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of l934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              Interim Services Inc.
                              401(k) Benefit Plan

Date:  June 27, 2000          /s/ Mark W. Smith
                              ----------------------------------
                              By: /s/ Mark W. Smith
                              Vice President Finance
                              (principal accounting officer)

EXHIBIT INDEX

Exhibit
Number                              Exhibit Name
------             ----------------------------------------------

23.1               Independent Auditors' Consent

99.1 Form 5500 Schedule H, 4i - Supplemental Schedule of Assets held for Investment Purposes


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